Exhibit 99.1

Investor Contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com

Kornit Digital Reports 2016 Third Quarter Results

Highlights

●	Third quarter 2016 sales of $30.9 million, an increase of 40.3% over the prior-year
●	Third quarter GAAP operating income of $0.7 million, compared to $2.2 million in Third quarter 2015
●	Third quarter Non-GAAP operating income of $3.9 million, up 28.9% year-over-year.
●	Third quarter GAAP operating margin of 2.1% of sales
●	Non-GAAP operating margin of 12.5% of sales; ahead of company guidance range
●	Third quarter GAAP earning per diluted share of $0.01; Non-GAAP earnings per diluted share of $0.11, up 22% year-over-year

Rosh-Ha`Ayin, Israel – November 9, 2016 – Kornit Digital Ltd. (NASDAQ:KRNT), a leading provider of digital printing solutions for the global printed textile industry, today reported results for the third quarter ended September 30, 2016.

Revenues for the third quarter of 2016 increased 40.3% to $30.9 million, compared to the prior year period of $22.0 million. Record sales in the quarter were achieved by significant growth throughout the company’s product offerings, including systems sold and ink and consumables. Increased sales of Avalanche 1000 were a substantial driver of revenue growth in the quarter.

Third quarter GAAP net income was $0.4 million, or $0.01 per diluted share, compared to net income of $2.1 million in the third quarter of 2015. Non-GAAP net income in the third quarter of 2016 was $3.6 million, or $0.11 per diluted share, compared to prior-year net income of $2.9 million, or $0.09 per diluted share.

Gabi Seligsohn, Kornit Digital’s Chief Executive Officer commented, “We expected a large step-up in revenue in the third quarter, and our performance exceeded the high end of our plan. We are pleased with revenue growth of over 40% year-over-year, which was led by the expanded role our large customers now play in our quarterly revenues from both system and ink and consumable sales. System sales to these accounts consisted primarily of our flagship model, the Avalanche 1000. Higher revenue also demonstrated the leverage in our model, as Non-GAAP operating margin was 12.5%, despite the sizable investments we continued to make in our global infrastructure in sales, marketing, and R&D, while GAAP operating margin was 2.1%.”

Seligsohn continued, “We believe we are well positioned to continue the momentum through the end of the year, supported by strong order rates during the third quarter, new customers for the Allegro roll-to-roll printer, revenue from system upgrades and contribution from our new platform, the Vulcan.”

Third Quarter 2016 Results of Operations

Revenues in the third quarter of 2016 were $30.9 million, an increase of 40.3% compared with the prior-year level of $22.0 million. Record sales in the quarter were achieved by significant growth throughout the company’s product offerings, including systems sold and ink and consumables. Increased sales of Avalanche 1000 was a substantial driver of revenue growth in the quarter.

GAAP third quarter gross profit was $13.6 million, or 44.1%_of sales, compared with $10.6 million, or 48% of sales, in the third quarter of 2015. GAAP gross profit was adversely affected by the repurchase of inventory in connection with the Company’s acquisition of the digital printing assets of SPSI. Non-GAAP gross profit in the third quarter was $15.2 million, or 49.2% of sales, compared with $10.7 million, or 48.3% of sales in the prior-year. Higher Non-GAAP gross profit primarily reflected a favorable sales mix of high throughput systems, and an increased contribution from ink and consumables during the current period.

GAAP total operating expenses in the third quarter were $13.0 million, or 41.9% of sales, compared to $8.4 million, or 37.9% of sales, in the third quarter of 2015. Non-GAAP operating expenses in the third quarter increased to $11.4 million, or 36.7% of sales, compared to $7.7 million, or 35.1% of sales in the third quarter of 2015. The increase in total operating expenses was consistent with the company’s investment strategy to expand its infrastructure.

Third quarter GAAP research and development expenses were $4.4 million, or 14.2% of sales compared to $3.1 million, or 13.9% of sales, in the third quarter of 2015. Third quarter non-GAAP research and development expenses were $4.4 million, or 14.2% of sales, compared to $2.9 million, or 13.3% of sales in the third quarter of 2015.

GAAP third quarter operating income was $0.7 million, compared to $2.2 million in the third quarter of 2015. Non-GAAP operating income in the third quarter increased to $3.9 million, representing a company record, compared to $3.0 million in the third quarter of 2015. As a percent of sales, Non-GAAP operating margin for the third quarter was 12.5% of sales, compared with 13.5% of sales in the prior year.

The company reported third quarter GAAP net income of $0.4 million, or $0.01 per diluted share, compared to net income of $2.1 million in the third quarter of 2015. On a Non-GAAP basis, net income for the third quarter of 2016 was $3.6 million, or $0.11 per diluted share, compared to $2.9 million in the third quarter of 2015.

Balance Sheet and Cash Flow

At September 30, 2016, the company had cash and cash equivalents, deposits and marketable securities of $56.7 million and no long-term debt. Third quarter cash flow provided by operating activities was $2.5 million. Through the first nine months of 2016, cash used in operating activities was $4.3 million, primarily due to an increase of accounts receivables and inventory.

Third quarter cash flow provided by investment activities was $4.4 million. Through the first nine months of 2016, cash provided by investment activities was $3.8 million and included a $9.2 million investment in SPSI assets acquisition including substantial amounts relating to inventory and future services.

Fourth Quarter 2016 Guidance

The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com.

Conference Call Information

Gabi Seligsohn, the Company’s Chief Executive Officer, and Guy Avidan, the Company’s Chief Financial Officer, will host a conference call on the same day at 5:00 p.m. ET, or 12:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-888-312-3047 or +1-719-325-2326 (international). The toll-free Israeli number is 1 80 924 5906. The confirmation code is 7689796.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter confirmation code 7689796. The telephonic replay will be available beginning at 8:00 p.m. ET on Wednesday, November 9, 2016, and will last through 11:59 p.m. ET November 23, 2016. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as "will," "expects," "anticipates," "continue," "believes," "should," "intended," "guidance," "preliminary," "future," "planned," or other words. These forward-looking statements include, but are not limited to, statements relating to the company's objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: our success in developing, introducing and selling new or improved products and product enhancements, our ability to consummate sales to large accounts with multi-system delivery plans, our ability to fill orders for our systems, our ability to continue to increase sales of our systems and ink and consumables,, our ability to leverage our global infrastructure build-out, the development of the market for digital textile printing, availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, our success in marketing, and those factors referred to under "Risk Factors" in the company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 17, 2016. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude acquisition related expenses, compensation in relation to the IPO, one time expenses, excess cost of acquired inventory, share-based compensation expenses, amortization of acquired intangible assetsThe purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Kornit

Kornit develops, designs and markets innovative digital printing solutions for the global printed textile industry. Kornit’s solution includes its proprietary digital printing systems, ink and other consumables, associated software and value added services. Kornit’s vision is to revolutionize the textile industry by facilitating the transition from analog processes that have not evolved for decades to digital methods of production that address contemporary supply, demand and environmental dynamics. Kornit is a global company headquartered in Rosh-Ha`Ayin, Israel, with U.S. offices in Mequon, Wisconsin and additional sales, support and marketing offices in Germany and Hong Kong.

KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share and per share data)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

Revenues	$76,707	$60,907	$30,920	$22,031
Cost of revenues	40,924	32,377	17,299	11,454
Gross profit	35,783	28,530	13,621	10,577

Operating expenses:
Research and development	12,293	8,573	4,397	3,067
Selling and marketing	13,585	9,175	4,813	3,264
General and administrative	9,279	7,213	3,751	2,028
Total operating expenses	35,157	24,961	12,961	8,359
Operating income	626	3,569	660	2,218
Financial income (expenses), net	93	(170)	(3)	279
Income before taxes on income	719	3,399	657	2,497

Taxes on income	711	739	296	354
Net income	8	2,660	361	2,143

Basic net income per share	$0.00	$0.12	$0.01	$0.07

Weighted average number of shares used in computing basic and diluted net income per share	30,474,462	22,814,312	30,584,576	29,779,017

Diluted net income per share	$0.00	$0.11	$0.01	$0.07

Weighted average number of shares used in computing diluted net income per share	31,739,909	24,734,519	31,795,707	31,743,307

KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share and per share data)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

GAAP net income as reported	$8	$2,660	$361	$2,143

Non-GAAP adjustments
Expenses recorded for share-based compensation
Cost of revenues	337	197	131	85
Research and development	126	209	(30)	85
Selling and marketing	435	338	103	174
General and administrative	1,182	882	414	307
Acquisition related expenses
Research and development	150	188	50	62
General and administrative	681	550	681	-
Intangible assets amortization
Cost of revenues	169	169	56	56
Selling and marketing	147		147	-
Compensation in relation to the IPO
Separation payment to shareholder	-	750	-	-
IPO bonuses to employees	-	270	-	-
Excess cost of acquired inventory (a)	1,398	-	1,398	-
Other one time expense	241	-	241	-
	4,866	3,553	3,191	769

Non-GAAP net income	$4,874	$6,213	$3,552	$2,912

Non- GAAP diluted net income per share	$0.15	$0.25	$0.11	$0.09

Weighted average number of shares used in computing diluted net income per share	32,018,295	25,111,776	32,043,179	32,096,739

(a)	Consists of charges to cost of revenues for the difference between the higher carrying cost of the acquired inventory from a distributer purchased on July 1, 2016 which was recorded at fair value and the standard cost of the Company's inventory, which adversely impacts the Company's gross profit.

KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	September 30,	December 31,
	2016	2015
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,477	$18,464
Short term bank deposits	-	22,000
Available for sale marketable securities	12,069	4,527
Trade receivables, net	29,435	22,598
Other accounts receivables and prepaid expenses	3,903	3,314
Inventory	22,955	15,803
Total current assets	86,839	86,706

LONG-TERM ASSETS:
Available for sale marketable securities	26,145	29,152
Property and equipment, net	8,337	4,778
Goodwill and intangible assets, net	8,720	1,023
Other assets	2,145	1,693
Total long-term assets	45,347	36,646

Total assets	$132,186	$123,352

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables	$14,354	$13,230
Employees and payroll accruals	4,590	4,383
Deferred revenues and advances from customers	1,312	1,008
Other payables and accrued expenses	5,972	2,630
Total current liabilities	26,228	21,251

LONG-TERM LIABILITIES:
Accrued severance pay	1,564	1,839
Payment obligation related to acquisition	1,030	-
Total long-term liabilities	2,594	1,839

SHAREHOLDERS' EQUITY	103,364	100,262

Total liabilities and shareholders' equity	$132,186	$123,352

KORNIT DIGITAL LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net Income	$8	$2,660	$361	$2,143
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,007	1,279	897	613
Share-based compensation	2,080	1,626	618	651
Amortization of premium and accretion of discount on available for sale marketable securities	338	(43)	120	(43)
Accretion of payment obligation	90	-	90	-
Increase in trade receivables	(6,730)	(7,726)	(3,170)	(6,235)
Increase in other receivables and prepaid expenses	(529)	(1,586)	(1,020)	(334)
Increase in inventory	(4,739)	(3,361)	264	(1,802)
Increase in deferred taxes, net	(368)	(76)	(236)	(18)
Decrease (increase) in other long term assets	(356)	(57)	(298)	1
Increase (decrease) in trade payables	1,449	3,101	3,129	(23)
Increase in employees and payroll accruals	199	1,486	459	799
Increase (decrease) in deferred revenues and advances from customers	298	(1,281)	95	(1,006)
Increase in other payables and accrued expenses	2,061	729	1,209	391
loss from sale of property and equipments	6	-	6	-
Foreign currency translation gain (loss) on inter company balances with foreign subsidiaries	(138)	409	(56)	6

Net cash provided by (used in) operating activities	(4,324)	(2,840)	2,468	(4,857)

Cash flows from investing activities:

Purchase of property and equipment	(4,487)	(1,052)	(2,954)	(279)
Cash paid in connection with acquisition	(9,206)	(1,000)	(9,206)	-
Proceeds from bank deposits, net	22,000	(11,000)	18,001	(11,000)
Proceeds from maturity of marketable securities	3,500	1,500	1,000	1,500
Proceeds from sale of marketable securities	1,523	8	-	8
Purchase of marketable securities	(9,564)	(27,428)	(2,433)	(27,428)
Net cash provided by (used in) investing activities	3,766	(38,972)	4,408	(37,199)

Cash flows from financing activities:

Payment of deferred issuance cost	-	74,180	-	(1,052)
Exercise of employee stock options	564	60	291	60
Net cash provided by financing activities	564	74,240	291	(992)

Foreign currency translation adjustments on cash and cash equivalents	7	(44)	1	1
Increase (decrease) in cash and cash equivalents	13	32,384	7,168	(43,047)
Cash and cash equivalents at the beginning of the period	18,464	4,993	11,309	80,424
Cash and cash equivalents at the end of the period	18,477	37,377	18,477	37,377

(A)
Non-cash investing and financing activities:

Purchase of property and equipment on credit	95	145	95	145
Inventory transferred to be used as property and equipment	1,090	592	290	306
Property and equipment transferred to be used as inventory	-	106	-	-